                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 5)

                         Cablevision Systems Corporation
                         -------------------------------
                                (Name of Issuer)

       Cablevision NY Group Class A Common Stock, par value $.01 per share
       -------------------------------------------------------------------
                         (Title of Class of Securities)

             Cablevision NY Group Class A Common Stock: 12686C-10-9
          -------------------------------------------------------------
                                 (CUSIP Number)

                                 March 23, 2005
                           ---------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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
1.    NAME OF REPORTING PERSON
                                                                              Charles F. Dolan, individually and
                                                                              as Trustee of the Charles F. Dolan
                                                                                           2004 Grantor Retained
                                                                                                   Annuity Trust

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)                                 Not applicable

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                    (a)[X]
                                                                                                          (b)[ ]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS                                                         00 - See Item 3 of Statement

5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)

6.    CITIZENSHIP OR PLACE OF ORGANIZATION                                                                U.S.A.

  NUMBER OF       7.    SOLE VOTING POWER                                                             30,565,407
  SHARES
BENEFICIALLY      8.    SHARED VOTING POWER                                                            1,215,447
 OWNED BY
   EACH           9.    SOLE DISPOSITIVE POWER                                                        30,565,407
REPORTING
  PERSON          10.   SHARED DISPOSITIVE POWER                                                       1,215,447
   WITH

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                    31,780,854

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                     [X]*

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                   12.6%

14.   TYPE OF REPORTING PERSON                                                                                IN

*Excludes 35,542,594 shares of Cablevision NY Group Class A Common Stock, par value $0.01 per share ("Class A Common Stock"), issuable upon conversion of an equal number of shares of Cablevision NY Group Class B Common Stock, par value $0.01 per share ("Class B Common Stock"), held by other Reporting Persons hereto as to which Charles F. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

1.    NAME OF REPORTING PERSON                                                                    Helen A. Dolan

                                                                                                  Not applicable

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                    (a)[X]
                                                                                                          (b)[ ]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS                                                                00- See Item 3 of Statement

5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)

6.    CITIZENSHIP OR PLACE OF ORGANIZATION                                                                U.S.A.

  NUMBER OF       7.    SOLE VOTING POWER                                                                      0
   SHARES
BENEFICIALLY      8.    SHARED VOTING POWER                                                           31,780,854
  OWNED BY
    EACH          9.    SOLE DISPOSITIVE POWER                                                                 0
  REPORTING
 PERSON WITH      10.   SHARED DISPOSITIVE POWER                                                      31,780,854

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                    31,780,854

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                     [X]*

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                   12.6%

14.   TYPE OF REPORTING PERSON                                                                                IN

*Excludes 35,542,594 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Helen A. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

                         Amendment No. 5 to Schedule 13D

            This Amendment to Schedule 13D is being filed jointly by Charles F. Dolan, individually and as Trustee of the Charles F. Dolan 2004 Grantor Retained Annuity Trust (the "2004 GRAT"), and Helen A. Dolan (the "Filing Parties"). The Filing Parties report on Schedule 13D as members of a group (the "Group Members") that includes, in addition to the Filing Parties, the following members: James L. Dolan, individually and as a Trustee of the D.C. James Trust and the CFD Trust No. 6, and as Trustee of the Marissa Waller 1989 Trust, the Charles Dolan 1989 Trust (for the benefit of Charles P. Dolan) and the Ryan Dolan 1989 Trust; Thomas C. Dolan, individually and as a Trustee of the D.C. Thomas Trust and the CFD Trust No. 5; Patrick F. Dolan, individually and as a Trustee of the D.C. Patrick Trust and the CFD Trust No. 4 and as Trustee of the Tara Dolan 1989 Trust; Kathleen M. Dolan, individually and as a Trustee of the Dolan Descendants Trust, the Dolan Grandchildren Trust, the Dolan Spouse Trust, and the Dolan Progeny Trust (collectively, the "Family Trusts"), the D.C. Kathleen Trust and the CFD Trust No. 1; Marianne Dolan Weber, individually and as a Trustee of each of the Family Trusts, the D.C. Marianne Trust and the CFD Trust No. 3; Deborah A. Dolan-Sweeney, individually and as a Trustee of each of the Family Trusts, the D.C. Deborah Trust and the CFD Trust No. 2; Paul J. Dolan, as a Trustee of each of the Family Trusts, the D.C. Kathleen Trust, the D.C. James Trust, the CFD Trust No. 1 and the CFD Trust No. 6, and as Trustee of the CFD Trust #10; Matthew J. Dolan as a Trustee of the D.C. Marianne Trust, the D.C. Thomas Trust, the CFD Trust No. 3 and the CFD Trust No. 5; Mary S. Dolan, as a Trustee of the D.C. Deborah Trust, the D.C. Patrick Trust, the CFD Trust No. 2 and the CFD Trust No. 4; and Dolan Family LLC, a limited liability company organized under the laws of the State of Delaware. The Schedule 13D (the "Schedule") filed by the Group Members on March 19, 2004, as amended and supplemented by Amendment No. 1 filed on April 9, 2004, Amendment No. 2 filed on June 30, 2004, Amendment No. 3 filed on March 3, 2005 and Amendment No. 4 filed on March 10, 2005, is hereby amended and supplemented by the Filing Parties as set forth below in this Amendment No. 5.

ITEM 2      IDENTITY AND BACKGROUND

            The disclosure in the first paragraph of Item 2 is hereby amended and restated to read in its entirety as follows:

            "(a) The names of Group Members are: Charles F. Dolan, individually and as Trustee of the Charles F. Dolan 2004 Grantor Retained Annuity Trust (the "2004 GRAT"); Helen A. Dolan; James L. Dolan, individually and as a Trustee of the D.C. James Trust and the CFD Trust No. 6, and as Trustee of the Marissa Waller 1989 Trust, the Charles Dolan 1989 Trust (for the benefit of Charles P. Dolan) and the Ryan Dolan 1989 Trust; Thomas C. Dolan, individually and as a Trustee of the D.C. Thomas Trust and the CFD Trust No. 5; Patrick F. Dolan, individually and as a Trustee of the D.C. Patrick Trust and the CFD Trust No. 4 and as Trustee of the Tara Dolan 1989 Trust; Kathleen M. Dolan, individually and as a Trustee of the Dolan Descendants Trust, the Dolan Grandchildren Trust, the Dolan Spouse Trust, and the Dolan Progeny Trust (collectively, the "Family Trusts"), the D.C. Kathleen Trust and the CFD Trust No. 1; Marianne Dolan Weber, individually and as a Trustee of each of the Family Trusts, the D.C. Marianne Trust and the CFD Trust No. 3; Deborah A. Dolan-Sweeney, individually and as a Trustee of each of the Family Trusts, the D.C. Deborah Trust and the CFD Trust No. 2; Lawrence J. Dolan, as Trustee of the Charles F. Dolan 2001 Family Trust (the "2001 Trust"); Paul J. Dolan, as a Trustee of each of the Family Trusts, the D.C. Kathleen Trust, the D.C. James Trust, the CFD Trust No. 1 and the CFD Trust No. 6, and as Trustee of the CFD Trust #10; Matthew J. Dolan as a Trustee of the D.C. Marianne Trust, the D.C. Thomas Trust, the CFD Trust No. 3 and the CFD Trust No. 5; Mary S. Dolan, as a Trustee of the D.C. Deborah Trust, the D.C. Patrick Trust, the CFD Trust No. 2 and the CFD Trust No. 4; and Dolan Family LLC, a limited liability company organized under the laws of the State of Delaware."

ITEM 5      INTEREST IN SECURITIES OF THE ISSUER

            The disclosure in the first three paragraphs of Item 5 is hereby amended and restated to read in its entirety as follows:

            "(a) and (b) The Group Members may be deemed to beneficially own an aggregate of 68,792,758 shares of Class A Common Stock as a result of their beneficial ownership of (i) 3,087,016 shares of Class A Common Stock (including 1,114,887 shares of restricted stock and options to purchase 539,608 shares of Class A Common Stock that are exercisable within 60 days of the date of this filing), and (ii) 65,705,742 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 23.9% of the shares of Class A Common Stock currently outstanding. Group Members in the aggregate may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 65,705,742 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock (representing all outstanding Class B Common Stock) because of the terms of the Class B Stockholders Agreement. Each of the Reporting Persons disclaims beneficial ownership of the securities held by the other Reporting Persons, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.

            Charles F. Dolan may be deemed to beneficially own an aggregate of 31,780,854 shares of Class A Common Stock, including (i) 1,478,372 shares of Class A Common Stock (including 250,000 shares of restricted stock), (ii) options to purchase 83,334 shares of Class A Common Stock that are exercisable within 60 days of the date of this report, and (iii) 30,219,148 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 12.6% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 346,259 shares of Class A Common Stock (including 250,000 shares of restricted stock and options to purchase 83,334 shares of Class A Common Stock that are exercisable within 60 days of this report) owned of record personally, 24,719,148 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record personally and 5,500,000 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2004 GRAT and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 1,215,447 shares of Class A Common Stock owned of record by the Dolan Family Foundation. He disclaims beneficial ownership of 1,215,447 shares of Class A Common Stock owned of record by the Dolan Family Foundation, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

            Helen A. Dolan may be deemed to beneficially own an aggregate of 31,780,854 shares of Class A Common Stock, including (i) 1,478,372 shares of Class A Common Stock (including 250,000 shares of restricted stock), (ii) options to purchase 83,334 shares of Class A Common Stock that are exercisable within 60 days of the date of this report, and (iii) 30,219,148 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 12.6% of the shares of Class A Common Stock currently outstanding. Helen A. Dolan holds no Issuer securities directly. She may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of (a) 1,215,447 shares of Class A Common Stock owned of record by the Dolan Family Foundation and (b) 346,259 shares of Class A Common Stock (including 250,000 shares of restricted stock and options to purchase 83,334 shares of Class A Common Stock exercisable within 60 days of this report) owned of record by Charles F. Dolan personally, 24,719,148 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by Charles F.

            Dolan personally and 5,500,000 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2004 GRAT. Helen A. Dolan disclaims beneficial ownership of all such securities, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A."

            The disclosure in the tenth and eleventh paragraphs of Item 5 is hereby amended and restated to read in its entirety as follows:

            "Lawrence J. Dolan may be deemed to beneficially own an aggregate of 4,943,856 shares of Class A Common Stock, including 47,993 shares of Class A Common Stock and 4,895,863 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 2.2% of the shares of Class A Common Stock currently outstanding. Lawrence
            J. Dolan holds no Issuer securities directly. He may be deemed to have the current sole power to vote or direct the vote of and to dispose of or direct the disposition of 47,993 shares of Class A Common Stock owned of record by the 2001 Trust and 4,895,863 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2001 Trust. He disclaims beneficial ownership of all such securities, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

            Paul J. Dolan may be deemed to beneficially own an aggregate of 15,930,570 shares of Class A Common Stock, including (i) 73,376 shares of Class A Common Stock, and (ii) 15,857,194 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 6.7% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 470,358 shares of Class A Common Stock, including 10,336 shares of Class A Common Stock held as custodian for minor children, 50,511 shares of Class A Common Stock owned of record by the CFD Trust #10, and 409,511 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the CFD Trust #10, and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 12,529 shares of Class A Common Stock owned jointly with his spouse, and an aggregate of 15,447,683 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Family Trusts, Dolan Family LLC, the DC James Trust, the DC Kathleen Trust, the CFD Trust No. 1 and the CFD Trust No. 6. He disclaims beneficial ownership of the 10,336 shares of Class A Common Stock held as custodian for minor children, the 50,511 shares of Class A Common Stock and 409,511 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the CFD Trust #10, and an aggregate of 15,447,683 shares of Class B Common Stock owned of record by the Family Trusts, Dolan Family LLC, the DC James Trust, the DC Kathleen Trust, the CFD Trust No. 1 and the CFD Trust No. 6, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A."

            The disclosure in part (c) of Item 5 is amended and supplemented by adding the following after the final paragraph thereof:

            "On March 16, 2005, the trustees of the 2001 Trust sold 28,000 shares of Class A Common Stock at the following sale prices: 6,100 shares at $30.03 per share; 7,200 shares at $30.04 per share; 8,900 shares at $30.05 per share; 2,000 shares at $30.06 per share; 400 shares at $30.07 per share; 200 shares at $30.25 per share; 200 shares at $30.34 per share; and 3,000 shares at $30.35 per share. These sales were made by a broker pursuant to the separate Sales Plans entered into by the 2001 Trust for the benefit of Deborah A. Dolan-Sweeney and the 2001 Trust for the benefit of Patrick F. Dolan. Each of the sub-trusts sold 14,000 shares. Helen A. Dolan and Lawrence Dolan had shared voting and dispositive power over the shares held in the 2001 Trust on March 16, 2005 as co-trustees and Charles F. Dolan may be deemed to have shared voting and dispositive powers over the shares held by the 2001 Trust on March 16, 2006 as the spouse of Helen A. Dolan. Each of Helen A. Dolan, Lawrence Dolan and Charles F. Dolan disclaims beneficial ownership of the securities owned of record by the 2001 Trust and this report shall not be deemed to be an admission that any of these persons is or was the beneficial owner of such securities.

            On March 23, 2005, the trustees of the 2001 Trust converted 56,000 shares of the Class B Common Stock held in the 2001 Trust into an equal number of shares of Class A Common Stock. Helen A. Dolan and Lawrence Dolan had shared voting and dispositive power over the shares held by the 2001 Trust on March 23, 2005 as co-trustees and Charles F. Dolan may be deemed to have shared voting and dispositive powers over the shares held by the 2001 Trust on March 23, 2005 as the spouse of Helen A. Dolan. Each of Helen A. Dolan, Lawrence Dolan and Charles F. Dolan disclaims beneficial ownership of the securities owned of record by the 2001 Trust and this report shall not be deemed to be an admission that any of these persons is or was the beneficial owner of such securities.

            On March 23, 2005, Helen A. Dolan resigned as a trustee of the 2001 Trust and ceased to be deemed to be a beneficial owner of the 251,993 shares of Class A Common stock and 4,895,863 shares of Class B Common Stock held by the 2001 Trust on of March 23, 2005. Charles
            F. Dolan, as the spouse of Helen A. Dolan, may have been deemed to have shared voting and dispositive powers over the shares held by the 2001 Trust during the time that his spouse served as a trustee of the 2001 Trust. Effective upon Helen A. Dolan's resignation as a trustee of the 2001 Trust, Charles F. Dolan may no longer be deemed to have shared voting and dispositive powers over the shares held by the 2001 Trust as the spouse of a trustee.

            On March 24, 2005, the trustee of the 2001 Trust sold a total of 204,000 shares of Class A Common Stock at the following sale prices:
            87,308 shares at $29.15 per share; 920 shares at $29.17 per share; 552 shares at $29.18 per share; 1,288 shares at $29.19 per share; 28,244 shares at $29.20 per share; 14,168 shares at $29.21 per share; 1,380 shares at $29.23 per share; 6,072 shares at $29.24 per share; 61,952 shares at $29.25 per share; 920 shares at $29.26 per share; 92 shares at $29.28 per share; 460 shares at $29.29 per share; and 644 shares at $29.30 per share. These sales were made by a broker pursuant to the separate Sales Plans entered into by the 2001 Trust for the benefit of Patrick F. Dolan, the 2001 Trust for the benefit of Deborah A. Dolan-Sweeney and the 2001 Trust for the benefit of Kathleen M. Dolan. The sub-trust for the benefit of Patrick F. Dolan sold 69,000 shares, the sub-trust for the benefit of Deborah A. Dolan-Sweeney sold 90,000 shares and the sub-trust for the benefit of Kathleen M. Dolan sold 45,000 shares. On March 24, 2005, Lawrence J. Dolan had sole voting and dispositive power over the shares held in the 2001 Trust as sole trustee. Lawrence J. Dolan disclaims beneficial ownership of the securities owned of record by the 2001 Trust and this report shall not be deemed to be an admission that he is the beneficial owner of such securities.

            On March 24, 2005, the trustee of the CFD Trust #10 sold a total of 18,000 shares of Class A Common Stock at the following sale prices:
            7,592 shares at $29.15 per share; 80 shares at $29.17 per share; 48 shares at $29.18 per share; 112 shares at $29.19 per share; 2,456 shares at $29.20 per share; 1,232 shares at $29.21 per share; 120 shares at $29.23 per share; 528 shares at $29.24 per share; 5,648 shares at $29.25 per share; 80 shares at $29.26 per share; 8 shares at $29.28 per share; 40 shares at $29.29 per share; and 56 shares at $29.30 per share. These sales were made by a broker pursuant to the Sales Plan entered into by the CFD Trust #10. Paul J. Dolan has sole voting and dispositive power over the shares held in the CFD Trust #10. Paul J. Dolan disclaims beneficial ownership of the securities owned of record by the 2001 Trust and this report shall not be deemed to be an admission that he is the beneficial owner of such securities."

ITEM 7      MATERIAL TO BE FILED AS EXHIBITS

            The disclosure in Item 7 is hereby amended by amending and restating Exhibit A to read in its entirety as Exhibit A attached hereto.

SIGNATURE.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: March 25, 2005

                                    CHARLES F. DOLAN, individually and as
                                    Trustee of the Charles F. Dolan 2004 Grantor
                                    Retained Annuity Trust

                                    By:                    *
                                        ----------------------------------------

                                    HELEN A. DOLAN

                                    By:                     *
                                        ----------------------------------------

* By: /s/ William A. Frewin, Jr.
      --------------------------
      As Attorney-in-Fact